Exhibit 99.3

APPENDIX B

Interim Financial Statements of AirLink Communications, Inc.

for the three months ended March 31, 2007

AIRLINK COMMUNICATIONS, INC.

Financial Statements

for Three-Month Period Ended March 31, 2007

AIRLINK COMMUNICATIONS, INC.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007:

Balance Sheet	1

Statement of Income	2

Statement of Stockholders’ Equity	3

Statement of Cash Flows	4

Notes to Financial Statements	5-18

AIRLINK COMMUNICATIONS, INC.

BALANCE SHEET

AS OF MARCH 31, 2007

ASSETS

CURRENT ASSETS:
Cash	$2,998,138
Accounts receivable, net of allowance for doubtful accounts of $97,137	2,462,724
Inventories	4,282,147
Prepaid expenses and other	163,195
Deferred income taxes	1,137,552

Total current assets	11,043,756

PROPERTY AND EQUIPMENT, net	322,564

OTHER ASSETS:
Deferred loan fees	114,760

TOTAL ASSETS	$11,481,080

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,780,066
Accrued salaries and wages	390,176
Other accrued liabilities	623,750
Income taxes payable	107,719
Deferred revenue	466,984
Notes payable, current maturities	1,273,746

Total current liabilities	4,642,441

NOTES PAYABLE, less current maturities	2,186,660
6,829,101
STOCKHOLDERS’ EQUITY:
Preferred stock, Series D, no par value, 17,200,000 shares authorized; 12,613,431 shares issued and outstanding	2,677,915
Preferred stock, Series C, no par value, 1,700,000 shares authorized; 1,700,000 shares issued and outstanding	1,563,939
Preferred stock, Series B, no par value, 3,250,000 shares authorized; 3,212,158 shares issued and outstanding	1,143,101
Common stock, no par value, 40,000,000 shares authorized; 8,554,908 shares issued and outstanding	1,215,485
Warrants – Preferred stock, Series D	251,000
Accumulated deficit	(2,199,461)
Total stockholders’ equity	4,651,979

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,481,080

See notes to financial statements.

AIRLINK COMMUNICATIONS, INC.

STATEMENT OF INCOME

THREE-MONTH PERIOD ENDED MARCH 31, 2007

NET SALES	$7,723,847

COST OF SALES	4,410,816

GROSS PROFIT	3,313,031

OPERATING EXPENSES:
Marketing and sales	979,279
General and administrative	1,184,823
Engineering	546,152

2,710,254

INCOME FROM OPERATIONS	602,777

OTHER EXPENSES:
Interest expense	143,216
Other, net	6,742

149,958

INCOME BEFORE INCOME TAXES	452,819

INCOME TAXES	177,572

NET INCOME	$275,247

See notes to financial statements.

AIRLINK COMMUNICATIONS, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

THREE-MONTH PERIOD ENDED MARCH 31, 2007

	Series D		Series C		Series B				Warrants -			Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Series D Preferred Stock		Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Equity
Balances, January 1, 2007	12,613,431	$2,677,915	1,700,000	$1,563,939	3,212,158	$1,143,101	8,554,908	$1,215,485	4,504,935	$251,000	$(2,474,708)	$4,376,732

Net income	—	—	—	—	—	—	—	—	—	—	275,247	275,247

Balances, March 31, 2007	12,613,431	$2,677,915	1,700,000	$1,563,939	3,212,158	$1,143,101	8,554,908	$1,215,485	4,504,935	$251,000	$(2,199,461)	$4,651,979

See notes to financial statements.

AIRLINK COMMUNICATIONS, INC.

STATEMENT OF CASH FLOWS

THREE-MONTH PERIOD ENDED MARCH 31, 2007

OPERATING ACTIVITIES:
Net income	$275,247
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	(78,448)
Depreciation	34,279
Amortization of deferred loan fees	39,583
Deferred income taxes	77,288
Changes in operating assets and liabilities:
Accounts receivable	1,018,374
Note receivable – trade	19,507
Inventories	(521,337)
Prepaid expenses and other	(14,300)
Accounts payable	(603,834)
Accrued salaries and wages	(34,283)
Other accrued liabilities	127,676
Income taxes payable	107,710
Deferred revenue	(66,303)
Net cash provided by operating activities	381,108

INVESTING ACTIVITIES:
Purchase of equipment	(41,055)
Net cash used in investing activities	(41,055)

FINANCING ACTIVITIES:
Repayment of notes payable	(219,517)
Net cash used in financing activities	(219,517)

NET INCREASE IN CASH	120,536

CASH, beginning of period	2,877,602

CASH, end of period	$2,998,138

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$136,398
Income taxes	$17,942

See notes to financial statements.

AIRLINK COMMUNICATIONS, INC.

NOTES TO FINANCIAL STATEMENTS

THREE-MONTH PERIOD ENDED MARCH 31, 2007

1.                     THE COMPANY

AirLink Communications, Inc. (the “Company” or “Airlink”) was incorporated in California in August 1993.  The Company is a provider of wireless data solutions that enable pervasive connectivity to fixed and mobile assets to customers, including carriers, dealers, resellers, solutions providers and other strategic end-user customers.  AirLink has been a pioneer in the wireless data field for over 13 years, with an installed base of over 150,000 devices.

On May 25, 2007, the Company completed a transaction resulting in its acquisition by another company (see Note 12).

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation  -  The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information.  In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been included and are normal and recurring in nature.

Use of Estimates  -  The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, and the reported amounts of revenues and expenses during the reporting period.  Such estimates and assumptions, including allowances for doubtful accounts and inventory obsolescence reserves, the fair value of warrants and stock options and any valuation allowance for deferred income tax assets, primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, actual results could differ from those estimates.

Revenue Recognition  -  The Company recognizes revenue in accordance with Staff Accounting Bulletin 104, “Revenue Recognition” (SAB 104), which provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues.

The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, collectibility is reasonably assured, no right of return exists and there are no post-delivery obligations other than standard warranty commitments.  Under these criteria, product revenue is generally recognized upon shipment.

Beginning in 2003, in response to certain carriers announcing their pending shut off of the CDPD (“Cellular Digital Packet Data”) networks, the Company offered certain programs to encourage continued sales of their current technology product.  The first of these programs was called the NGE (or “Next Generation Equipment”) program, whereby customers could elect to pay a fee for the right to upgrade their product to the next generation version when available.  The Company deferred an amount equal to the expected upgrade product cost for each unit sold under this program because the expected upgrade cost exceeds the upgrade fee paid by the customer.  The Company tracks units sold with the upgrade right separately from product sold without the upgrade right, and the associated deferred revenue is recognized as the upgrade product is shipped.  Deferred revenue attributable to this program is $402,525 as of March 31, 2007.

A second program encompassed all products operating on the CDPD network not covered under the NGE program and was called the WSEG (or “Wireless Service Equipment Guarantee”) program.  The program provided for a credit toward the purchase of a next generation product of 90% of the unamortized five-year life to the network shut off date from the product purchase date applied to the original product’s selling price.  Beginning in the first quarter of 2004, sales were no longer eligible for this program.  When the product under this program was sold, revenue representing 90% of the unamortized lives to the network shut off date was deferred.  This revenue is then recognized based on actual trade-ins and as the rights expire over time on a straight-line basis.  Deferred revenue includes $23,423 remaining under this program as of March 31, 2007, and amounts of net sales and gross profit included in the three-month period ended March 31, 2007 are not significant.

The Company generally grants a one-year warranty on all of its products.  Anticipated future warranty costs are accrued when the related revenue is recognized.  At March 31, 2007, anticipated future warranty costs of $106,798 are included in Other Accrued Liabilities and actual warranty costs incurred during the three-month period ended March 31, 2007 were approximately $83,000.

Cash and Cash Equivalents  -  The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Credit Risk  -  The Company’s financial instruments subject to credit risk consist primarily of cash and accounts receivable. The Company’s policy is to place its cash and cash equivalents with high quality financial institutions in order to limit its credit exposure, although certain balances on deposit at March 31, 2007 exceeded the amounts insured by the FDIC and SIPC.  To date, the Company has not experienced any credit losses associated with these financial instruments.

The Company performs ongoing credit evaluations of its customers and does not typically require collateral. Accounts receivable are due under normal trade terms.  The Company does not charge interest on overdue invoices.   Payments of accounts receivable are allocated to the specific invoices on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Management reviews individually all customer account balances periodically and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected.  The aggregation of such amounts is recorded as allowance for doubtful accounts.

Two customers accounted for 15% and 13%, respectively, of total accounts receivable at March 31, 2007.  One of these same customers represented 12% and another customer represented 13%, respectively, of net sales for the three-month period ended March 31, 2007.

Inventories  - Inventories are stated at the lower of standard cost (which approximates the first-in, first-out method) or market.

Property and Equipment  -  Property and equipment are stated at cost.   Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years.  Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the term of the lease.  Expenditures for maintenance and repairs are charged to operations as incurred.

Fair Value of Financial Instruments  -  The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short maturities.  The carrying amount of the notes payable also approximates fair value, based on the borrowing rates available for loans with similar terms.  The fair value of stock warrants and stock options was determined based on the minimum value and calculated value methods, respectively.

Income Taxes  –  The Company is taxed as a C-corporation for federal and California income tax purposes.  The provision for income taxes is based on the liability method of accounting under SFAS No. 109, Accounting for Income Taxes.   The tax effects related to temporary differences in the timing of income and expenses recognized for financial statement and income tax reporting purposes are reflected in deferred income taxes in the balance sheet at the current applicable tax rate.  The primary temporary differences relate to the deferred revenue, the allowance for doubtful accounts, inventory overhead adjustments, accrued expenses, and utilization of net operating loss and tax credit carryovers.

Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. For interim periods within a year, income taxes are based on the effective tax rate expected for the year.

Freight Costs  -  Amounts billed to customers for freight of $41,592 for the three-month period ended March 31, 2007 are included in net sales.  Freight costs incurred by the Company of $75,200 for the three-month period ended March 31, 2007 are included in cost of sales.

Stock-Based Compensation  -  Through December 31, 2005, the Company accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB No. 25 (FIN 44) and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123 and 148, Accounting for Stock-Based Compensation (SFAS No. 123 and 148).  Under APB No. 25, compensation cost is generally based on the difference, if any, of the estimated fair value of the Company’s stock on the date of grant over the exercise price of the option.

Through December 31, 2005, the Company accounted for equity instruments issued in exchange for the receipt of goods or services from non-employees in accordance with the provisions of SFAS No. 123 and the consensus reached by the Emerging Issues Task Force (EITF) in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.  Costs are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  The value of equity instruments issued for consideration of other than employee services is determined on the earlier of the date on which a firm commitment for performance by the provider of goods or services first exists or on the date performance is complete, using the minimum value method.

As permitted under SFAS No. 123, the Company continued to measure compensation costs for stock-based employee compensation using the intrinsic value method prescribed by APB No. 25.  Accordingly, the Company recognized no compensation costs through December 31, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which is a revision of SFAS No. 123.  SFAS No. 123R supersedes APB No. 25, and amends FASB Statement No. 95, Statement of Cash Flows.  Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123.  However, SFAS No. 123R generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of income based on their fair values.  Pro forma disclosure of fair value recognition is no longer an alternative.  The Company was required to adopt the provisions of SFAS No. 123R as of January 1, 2006.

Because the Company used the minimum value method for measuring stock options, it used the prospective method for adopting the provisions of SFAS No. 123R.  Under the prospective method, the provisions of SFAS No. 123R are applied only to new grants and to awards modified, repurchased or cancelled after the effective date.  Since no such transactions occurred through December 31, 2006, the adoption of SFAS No. 123R did not have a significant effect on the Company’s financial statements through December 31, 2006.

Under SFAS No. 123R, the Company estimates the value of its stock options using the calculated value on the grant date.  The Company measures compensation cost of employee stock options based on the calculated value instead of fair value because it is not practical to estimate the volatility of its share price.  The Company has not been able to identify any similar public entities.  The calculated value method requires that the volatility assumption used in an option-pricing model be based on the historical volatility of an appropriate industry sector index.

The Company uses the Black-Scholes-Merton formula to estimate the calculated value of its share-based payments.  The volatility assumption used in the Black-Scholes-Merton formula is based on the volatility of the Dow Jones Small Cap Telecommunications Equipment Index, which is representative of the Company’s industry.  The Company calculated the historical volatility of that index using the daily closing total returns for that index for the six years immediately prior to February 28, 2007.

For options granted during the three-month period ended March 31, 2007, assumptions used in the Black-Scholes-Merton formula are as follows: expected term of six years; risk-free interest rate of 4.625%; volatility of 34%; and dividends of zero.  Options were granted with an exercise price of $.58, the estimated fair value of common stock at the date of grant, based on an independent valuation of the Company’s common stock as of September 30, 2006.  The resulting fair value of the options was $.23 per share.

3.                     INVENTORIES

Inventories consist of the following as of March 31, 2007:

Raw materials	$3,757,787
Work-in-process	98,956
Finished goods	425,404

$4,282,147

4.                     PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of March 31:

Computer software and equipment	$391,476
Lab equipment	199,976
Furniture and fixtures	3,812
Leasehold improvements	6,719
601,983

Less accumulated depreciation and amortization	(279,419)

$322,564

5.                     FINANCING AGREEMENTS

In December 2005, the Company executed a Loan and Security Agreement (the Loan Agreement) with a venture financing company.  The total amount of the agreement is $6,500,000.  The Loan Agreement consists of two credit facilities: a $4,500,000 term loan (the “Term Loan”) and a $2,000,000 revolving facility (the “Revolving Loan”).  Interest on the Term Loan is at a rate of prime plus 3.25% and principal and interest is payable monthly for a period of 36 months after the first year in which there is no principal amortization and, therefore, interest-only payments.  Borrowings are to be drawn down in tranches based on specified milestones.  The outstanding balance under the Term Loan was $3,305,555 at March 31, 2007 (see Note 6).

The Revolving Loan provides for borrowing at the lesser of $2,000,000 or 80% of the Company’s eligible receivables as defined in the Loan Agreement for a term of 24 months, and borrowings bear interest at prime plus 1.5%.  The Company has no borrowings under the Revolving Loan through March 31, 2007.

Loan fees and other costs of $350,000 were paid in December 2005 and are amortized to interest expense over the terms of the loans with $87,692 allocated to the Revolving Loan and $262,308 allocated to the Term Loan, based on relative maximum principal amounts.  Amortization is based on the straight-line method due to the uncertainty of principal amounts outstanding over the terms of the loans and because the effective interest method is not expected to be materially different from the straight-line method.  Amortization was $27,356 for the three-month period ended March 31, 2007 and accumulated amortization was $136,778 at March 31, 2007.  Future annual amortization of the loan fees is expected to be as follows through the year ended March 31: 2008 - $98,462 (included in prepaid expenses and other in the accompanying balance sheet); 2009 - $65,577; 2010 - $49,183.

The Company also issued Series D preferred stock warrants, valued at $149,600, in connection with the Loan Agreement (see Note 8).  As such, the Term Loan is carried at $3,217,090 at March 31, 2007 (see Note 6), net of the unamortized portion of the fair value of the warrants of $88,465 at March 31, 2007.  The warrant value is amortized to interest expense using the same amortization basis as the loan fees.  Amortization of the warrants was $12,227 for the three-month period ended March 31, 2007.

The Loan Agreement contains certain prepayment or early termination fees, cash account control agreements and restrictive covenants, including quarterly measures of trailing annual profitability beginning at March 31, 2006.  Borrowings are collateralized by substantially all assets of the Company.  At March 31, 2007, the Company was in compliance with the financial covenants.

6.                     NOTES PAYABLE

Notes payable consists of the following as of March 31, 2007:

Term loan payable, net of unamortized portion of fair value of warrant issued, interest at prime plus 3.25% (11.5% at March 31, 2007), interest only payable through January 2007, at which time 36 equal principal payments plus interest are payable through January 2010 (see Note 5).	$3,217,090

Note payable and accrued interest to stockholder, unsecured, interest at 6%, principal and interest payable on December 31, 2007 or earlier at the option of the stockholder upon occurrence of certain events involving changes in ownership control. Repayment is subordinated to borrowings from banks and other lending and financial institutions.	100,709

Note payable and accrued interest to landlord in connection with early termination of facilities lease and re-lease of new facilities (see Note 10), interest at 11%, principal and interest payable monthly at $5,271 beginning December 2004 through November 2009, and guaranteed by a stockholder. Repayment is subordinated to borrowings under the Loan Agreement (see Note 5).	142,607

3,460,406

Less current maturities	(1,273,746)

Notes payable, less current maturities	$2,186,660

Future maturities of notes payable and amortization of the warrant as of March 31, 2007 are as follows:

Years Ending		Warrant
March 31,	Payments	Amortization	Net
2008	$1,316,900	$(43,154)	$1,273,746
2009	1,221,900	(25,892)	1,196,008
2010	1,010,071	(19,419)	990,652

	$3,548,871	$(88,465)	$3,460,406

7.                     INCOME TAXES

Income taxes consists of the following for the three-month period ended March 31, 2007:

Currently payable:
Federal	$153,958
Less benefit from utilization of net operating loss carryforwards	(55,859)
98,099
State	40,029
Less benefit from utilization of credit carryforwards	(39,947)
83
98,182
Deferred income taxes:
Federal	46,856
State	32,534
79,390
$177,572

The effective tax rate in 2007 differs from the statutory federal tax rate (34%) primarily as a result of the impact of state income taxes and non-deductible expenses.

Significant components of deferred income taxes as of March 31, 2007 related to deferred revenue, accrued expenses, allowances for doubtful accounts and inventory reserves, tax credits and depreciation.

At March 31, 2007, the Company had federal and state income tax credit carryforwards of approximately $432,000 and $300,000, respectively, which expire from 2010 through 2024 (federal) and indefinitely (state).

Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credits that can be carried forward may be impaired or limited in certain circumstances.  Events which may cause changes in the Company’s net operating loss and tax credit carryovers include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period.  Management believes that no such ownership change has occurred through March 31, 2007.  If such a change had occurred, utilization of net operating losses and credit carryforwards would be limited annually to an amount derived from a formula based on the Company’s valuation at the date of the ownership change.  In addition, limitations on the future utilization of remaining income tax credit carryforwards could result from the consummation of the sale of the Company (see Note 12).

8.                     CAPITAL STOCK

Classes of Capital Stock

The Company has amended its Articles of Incorporation several times and, as of March 31, 2007, is governed by the Third Amended and Restated Articles of Incorporation dated December 11, 2003 and its subsequent amendment dated January 25, 2006.

At March 31, 2007, the Company is authorized to issue two classes of stock.

Common stock has no par value, with 40,000,000 shares authorized and 8,554,908 shares issued and outstanding at March 31, 2007.

Preferred stock has no par value, with total shares authorized, issued and outstanding in series designated as follows at March 31, 2007:

		Issued and
	Authorized	Outstanding
Series B Preferred Stock	3,250,000	3,212,158
Series C Preferred Stock	1,700,000	1,700,000
Series D Preferred Stock	17,200,000	12,613,431

	22,150,000	17,525,589

Significant rights and privileges of the classes of capital stock are as follows at March 31, 2007:

Dividends  - Payable on a non-cumulative basis on Series D preferred stock at an annual rate of $.0184 per share when and if declared, prior to any dividends paid or declared on any other preferred or common stock other than a common stock dividend.  Payable on a non-cumulative basis on Series B and C preferred stock at an annual rate of $.0333 per share for Series B and $.10 per share for Series C preferred stock when and if declared, prior to any dividends on common stock.  In the event of a dividend on common stock, an additional dividend is payable on all preferred stock, on an as-if-converted to common stock basis, equal to the dividend on common stock.

Liquidation Preference  - With respect to rights upon liquidation, winding up, or dissolution, an amount equal to the original issue price plus accrued but unpaid dividends is payable to Series D preferred stockholders.  Any excess funds are then payable on the same respective bases to Series B and Series C preferred stockholders as a group.  If excess funds remain after preference payments to all preferred stockholders, common stockholders are entitled to receive $.23 per share.  Any funds remaining after paying the full preference amounts for each class of stock are distributed to all stockholders pro rata on an as-if-converted basis, based on the number of common stock shares held or attributed to each stockholder.  A liquidation event includes any consolidation or merger with another entity that results in the stockholders holding less than a majority of the voting power thereafter.

Voting Rights  - Each share of common stock is entitled to one vote and each share of preferred stock is entitled to the number of votes equal to the number of common stock shares into which the preferred stock is convertible.  As long as at least 6,000,000 shares of Series D preferred stock are outstanding, such stockholders are entitled to elect two directors.  In addition, Series D preferred stockholders are entitled to nominate one independent director to be elected by all stockholders voting as a single class.  As long as at least 3,000,000 shares of Series B and Series C preferred stock are outstanding, such stockholders are entitled to elect one director, voting as a class.  Common stockholders are entitled to elect one director.  All stockholders voting together as a single class elect any remaining directors.

Conversion  - Each share of preferred stock is voluntarily or mandatorily convertible into the number of common shares which results from dividing the “conversion price” per share into the original issue price per share of such series of preferred stock.  The initial conversion price per share is the original issue price for each series of preferred stock.  The original issue price per share of preferred stock is as follows:  Series B - $0.3333; Series C - $1.00; and Series D - $0.23.  The conversion price is subject to change in accordance with anti-dilution provisions, as defined. Conversion of preferred shares is mandatory in the event of a firm underwritten public offering with minimum proceeds, as defined, or at the election of a majority of preferred stockholders voting as a single class.

Redemption  - Commencing on the fifth anniversary of the issuance date, based on a request by at least two-thirds of the holders of the then outstanding shares of Series D preferred stock, the Company must redeem the Series D preferred stock shares at the original issue price plus any declared but unpaid dividends.

Protective Rights - Certain significant corporate actions, generally related to capital stock transactions, require the approval of the holders of a majority of the shares of each series of preferred stock, voting as a separate series.

Other Agreements – The founder stockholders, the Series D preferred stock investors and other major stockholders are subject to the terms of the Investor Rights Agreement and the Voting Agreement.  These agreements stipulate the terms under which stockholders may require the Company to file a Registration Statement under the Securities Act, participate in such registration, participate in subsequent stock issuances and elect members of the Board of Directors.

Warrants – Series D Preferred Stock

In 2003, the Company issued warrants to purchase Series D preferred stock in conjunction with a revolving note payable to stockholder that was converted to Series D preferred stock in 2004.  The number of shares subject to the Series D preferred stock warrant was determined by dividing $190,000 by the Series D preferred stock issuance cost of $.23, resulting in 826,087 shares.  This Series D preferred stock warrant expired in January 2004, however, at expiration was replaced with a similar warrant that will expire on December 31, 2008.

In addition to this Series D preferred stock warrant, additional warrants were issued in connection with the Series D Preferred Stock Purchase Agreement executed in January 2004 as follows:

	Shares	Fair Value
Warrants issued with Series D preferred stock	1,813,528	$64,773
Warrants in consideration of finder’s fee	150,000	5,200
	1,963,528	69,973
Warrants in consideration of loan guarantees (charged to interest expense)	806,522	28,800

	2,770,050	$98,773

These warrants are exercisable at $.23 per share and expire on December 31, 2008.  The Company determined that the fair value of the warrants is approximately $0.04 per share using the minimum value method with the following assumptions:  dividend yield of zero, warrant term of five years, and a risk-free interest rate of 3.375%.

In connection with the Loan Agreement (see Note 5), the Company issued a warrant for the purchase of 908,798 shares of Series D preferred stock at $0.624 per share.  The warrant is dated December 28, 2005 and expires in seven years on December 28, 2012.  The Company determined that the fair value of the warrant is $149,600 using the minimum value method with the following assumptions: dividend yield of zero, warrant term of seven years, and a risk-free interest rate of 4.375%.

Warrants for the purchase of 4,504,935 shares of Series D preferred stock were outstanding at March 31, 2007.

9.                     STOCK OPTIONS

The Board of Directors has adopted the 1997 Stock Option Plan (the Plan).  A maximum of 7,400,000 shares have been authorized for issuance under the Plan. Under this Plan, incentive and non-statutory options to purchase common stock at fair market value as determined by a committee of the Board of Directors may be granted to key employees, non-employee directors, consultants and advisors of the Company.  Options generally vest over a four-year period and expire ten years from the date of grant.  At termination of employment, options are generally canceled if not exercised within 90 days, and shares covered by canceled options are returned to the Plan and are available for future grant.  The Company issues shares upon exercise of options from its pool of authorized but unissued common shares.

A summary of option activity under the Plan is as follows:

		Options Outstanding
			Weighted
	Shares		Average
	Available	Number of	Exercise
	For Grant	Shares	Price
Balances at January 1, 2007	2,166,200	2,338,136	$0.29

Granted	(400,000)	400,000	$0.58
Cancelled	10,000	(10,000)	$0.33

Balances at March 31, 2007	1,776,200	2,728,136	$0.33

The following table summarizes information about stock options outstanding and exercisable at March 31, 2007:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price

$0.11	430,740	6.84	$0.11	338,121	6.83	$0.11
$0.23	216,396	6.91	$0.23	166,582	6.91	$0.23
$0.33	1,594,000	7.32	$0.33	1,064,161	7.31	$0.33
$0.50	87,000	8.04	$0.50	42,574	7.98	$0.50
$0.58	400,000	9.82	$0.58	57,249	9.82	$0.58

	2,728,136	7.60	$0.33	1,668,687	7.28	$0.29

The Company estimates that only 65,291 shares subject to option agreements of the 400,000 granted during the period will ultimately vest.  The remaining options will be forfeited upon consummation of the Company’s sale transaction (see Note 12).  Options representing 57,249 shares are vested at March 31, 2007.  The fair value of options vesting during the three-month period ended March 31, 2007 was approximately $14,000.  No compensation costs were recognized in the accompanying financial statements as the amount involved is not significant.

10.               COMMITMENTS

Operating Lease

Effective December 1, 2003, the Company entered into a two year lease for its operating facility that also requires the Company to pay its pro-rata share of the building’s property taxes, insurance and normal maintenance costs.  This lease was executed in connection with a lease termination agreement with the same landlord for the Company’s former operating facilities that was scheduled to expire in November 2006.  Under the lease termination agreement, the Company also executed a note payable for delinquent rent due under the original lease (see Note 6).  The lease was extended one year at its expiration date in November 2005, and was renewable for an additional one-year term, which was exercised effective November 2006.  Rental expense was $29,549 for the three-month period ended March 31, 2007.

Future minimum rental payments required under this lease agreement, through the extended term of November 2007, are $58,071.

11.               EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit-sharing plan (the Plan) covering substantially all employees.  The Plan provides for voluntary salary reduction contributions by eligible participants in accordance with Section 401(k) of the Internal Revenue Code, as well as discretionary matching and profit sharing contributions from the Company.  Profit-sharing and 401(k) matching contributions are determined annually by the Company’s Board of Directors, and no company contributions were approved for the three-month period ended March 31, 2007.

12.               SUBSEQUENT EVENT – SALE OF COMPANY

On March 19, 2007, Sierra Wireless, Inc. (Sierra), its wholly owned subsidiary SWMS, Inc. (SWMS), and AirLink Communications, Inc. (AirLink) and its stockholders, entered into an Amended and Restated Agreement and Plan of Merger (Merger Agreement), which was subsequently amended effective May 8, 2007.  Sierra is a publicly traded company, with its common shares listed on both the Toronto Stock Exchange and the U.S. Nasdaq National Market.  The Merger Agreement provides that Sierra will pay $11,000,000 in cash and issue 1,309,880 of its unissued, authorized common shares, subject to a working capital adjustment, in exchange for all of the outstanding shares of capital stock of AirLink, to effect the merger of AirLink with and into SWMS, with SWMS the surviving corporation.  After the merger, AirLink will cease to exist as a separate entity and the former stockholders of AirLink entitled to receive Sierra common shares will become stockholders of Sierra unless they exercise their dissenters’ rights available under California General Corporation Law.  Sierra common shares issued in connection with the merger, constituting approximately 10% of the total merger consideration, will be deposited in escrow for a period of up to 18 months to secure indemnification obligations.  The terms of the Merger Agreement and the ancillary agreements have been unanimously approved by the respective boards of directors of Sierra and AirLink, and the executed Merger Agreement formally closed on May 25, 2007.

Sierra is a vendor of the Company.  Total purchases from Sierra were $1,311,014 for the three-month period ended March 31, 2007.  Accounts payable to Sierra were $527,888 as of March 31, 2007.